Exhibit 99.1

NESR Announces Uplisting to Nasdaq Capital Market

HOUSTON, TX / ACCESSWIRE / October 21, 2024 / National Energy Services Reunited Corp. (“NESR” or the “Company”) an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today announced that it has received approval from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) to transfer its listing to the Nasdaq Capital Market. The Company’s securities will be uplisted to the Nasdaq Capital Market at the opening of business on Tuesday, October 22, 2024.

The Company’s shares will continue to trade under the ticker symbol “NESR”, and its warrants will continue to trade under the ticker symbol “NESRW”. The approval by Nasdaq was based on the Company meeting all applicable requirements for public listing on the Nasdaq Capital Market.

NESR Chairman & CEO Sherif Foda commented, “We are very pleased to have received approval from Nasdaq to re-establish our listing on the Nasdaq Capital Market, which is a critical step toward maximizing value for our shareholders and cementing our unique market position as the only publicly listed MENA energy services company on one of the major US exchanges.”

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, the Company’s expectations related to its business performance, financial condition and results of operation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

For inquiries regarding NESR, please contact:

Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com